Zilog ANNOUNCES SECOND QUARTER FISCAL 2008 FINANCIAL RESULTS

- TOTAL SALES FOR THE QUARTER CONSISTENT WITH PRECEDING QUARTER
- NEW PRODUCTS WERE 50 PERCENT OF TOTAL NET SALES FOR THE QUARTER
- KEY MANAGEMENT HIRES FOR SALES AND MARKETING COMPLETED
- LAUNCHED 32-BIT ARM® BASED ASSP AT EMBEDDED SYSTEMS CONFERENCE EAST

SAN JOSE, Calif., November 1, 2007 – Zilog®, Inc. (NASDAQ: ZILG) a leading provider of 8-, 16- and 32-bit embedded flash microcontrollers, universal remote control and ARM® core based solutions, today reported results for its 2008 fiscal year second quarter ended September 29, 2007. For the quarter sales were $16.7 million, relatively consistent with the preceding quarter sales of $16.8 million and within the previous guidance range. The GAAP net loss for the quarter ended September 29, 2007 was $1.9 million or 11 cents per share as compared to a GAAP net loss of $3.0 million or 18 cents per share in the preceding quarter and was significantly better than previous guidance of a GAAP net loss of 17 to 19 cents per share.

"We continue to execute our core strategy of developing new cost effective innovative products along with reducing our costs everywhere. We are introducing new embedded flash products to compliment our 8-bit microcontroller portfolio and we launched our 32-bit ARM® product line named Zatara™ at the Embedded Systems East Conference in Boston in September. Additionally, since February we have completed all of our key management hires for our sales and marketing organizations," said Darin Billerbeck, Zilog's Chief Executive Officer. "On a day to day basis our business model continues to improve as we focus on consolidating activities to allow us to better serve our customers while reducing our costs. Spending declined, gross margins improved sequentially, break-even sales continued to decline, and cash levels were consistent," Billerbeck stated.

Although sales for the quarter ended September 29, 2007 declined 21 percent from $21.2 million for the comparable quarter a year ago, the GAAP net loss declined from $2.3 million in the year ago quarter to $1.9 million for the quarter ended September 29, 2007. The lower GAAP net loss reflects lower overall spending and lower special charges. Special charges were $0.4 million for the quarter, reflecting on-going charges associated with previously announced consolidation activities including the completion of the move to a new world wide headquarters facility in San Jose, California. Additionally, the net loss for the quarter includes a one-time income tax credit of $0.4 million.

 "The last two quarters have been difficult as market demand for our products in the traditional consumer and security related applications have been negatively impacted by the problems in the U.S. housing market. The June and September quarters were not seasonally up as we would have expected," Billerbeck commented. "The inventory level adjustment at one of our larger remote control customers, appears to be coming to an end. We are optimistic that this inventory correction rebound will offset the traditional seasonal decline in the consumer market that we generally experience in the December quarter. Our new product ramps for 32-bit ARM® and 8-bit embedded flash continue to have a positive impact on our results," concluded Billerbeck.

The Company shipped approximately 700 development tool kits during the quarter ended September 29, 2007, bringing total tool kits shipped since the introduction of its integrated embedded Flash MCU's to almost 42,000.

NON-GAAP FINANCIAL INFORMATION (Unaudited)

The Company may make reference to certain Non-GAAP financial measures. Management believes that these Non-GAAP measures are useful measures of operating performance and liquidity because they may exclude the impact of certain items, such as amortization of intangible assets, stock-based compensation, depreciation, non-operating interest, income taxes and special charges. However, these Non-GAAP measures should be considered in addition to, not as a substitute for, or superior to, net income (loss) and net cash provided by (used in) operating activities, or other financial measures prepared in accordance with GAAP.

	Three Months Ended					
	Sept. 29, 2007	June 30, 2007	March 31, 2007	Dec. 30, 2006	Sept. 30, 2006	July 1, 2006
Reconciliation of Non-GAAP Net Loss to GAAP Net Loss						
Non-GAAP net loss	($0.8)	($2.0)	($1.6)	($0.8)	($0.8)	($0.7)
Non-GAAP adjustments:						
Special charges and credits	0.4	0.4	1.3	0.1	0.9	0.1
Amortization of intangible assets	0.3	0.2	0.3	0.3	0.3	0.4
Non-cash stock-based compensation R&D	0.1	0.1	0.1	0.1	0.1	0.1
Non-cash stock-based compensation SG&A	0.3	0.3	0.3	0.3	0.2	0.2
Total non-GAAP adjustments	1.1	1.0	2.0	0.8	1.5	0.8
GAAP Net loss	($1.9)	($3.0)	($3.6)	($1.6)	($2.3)	($1.5)

Non-GAAP Net Loss (Unaudited)

Non-GAAP net loss excludes special charges and non-cash charges relating to the amortization of intangible assets and stock-based compensation. We believe that Non-GAAP net loss is a useful measure as it excludes certain special charge items as well as certain non-cash charges, which facilitates a comparison of the Company's operating performance. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, the net loss measured in accordance with GAAP.

Reconciliation of Net Loss and Cash Flows From Operating Activities to EBITDA	Three Months Ended					
	Sept. 29, 2007	June 30, 2007	March 31, 2007	Dec. 30, 2006	Sept. 30, 2006	July 1, 2006
Reconciliation of net loss to EBITDA:						
Net loss	($1.9)	($3.0)	($3.6)	($1.6)	($2.3)	($1.5)
Depreciation and amortization	1.0	1.0	1.1	1.1	1.1	1.1
Interest income	(0.2)	(0.2)	(0.3)	(0.2)	(0.3)	(0.3)
Provision for income taxes	0.1	0.5	0.6	0.6	0.4	0.6
EBITDA	($1.0)	($1.7)	($2.2)	($0.1)	($1.1)	($0.1)
Reconciliation of EBITDA to net cash provided by (used in) operating activities:						
EBITDA	($1.0)	($1.7)	($2.2)	($0.1)	($1.1)	($0.1)
Provision for income taxes	(0.1)	(0.5)	(0.6)	(0.6)	(0.4)	(0.6)
Interest income	0.2	0.2	0.3	0.2	0.3	0.3
Non-cash stock-based compensation	0.4	0.4	0.4	0.4	0.3	0.3
Loss on disposition of operating assets	0.1	0.2	-	-	-	-
Changes in other operating assets and liabilities	1.3	(1.4)	0.8	(1.8)	2.3	(0.2)
Net cash provided by (used in) operating activities	$0.9	($2.8)	($1.3)	($1.9)	$1.4	($0.3)

Non-GAAP EBITDA (Unaudited)

Management believes that Non-GAAP EBITDA ("EBITDA"), that is Earnings or loss Before Interest, Taxes, Depreciation and Amortization, is a useful measure of financial performance. We believe that the disclosure of EBITDA helps investors more meaningfully evaluate our liquidity position by the elimination of non-cash related items such as depreciation and amortization. We believe that our investor base regularly uses EBITDA as a measure of the liquidity of our business. Our management uses EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital.

Reconciliation of Net Loss and Cash Flows From Operating Activities to Adjusted EBITDA	Three Months Ended					
	Sept. 29, 2007	June 30, 2007	March 31, 2007	Dec. 30, 2006	Sept. 30, 2006	July 1, 2006
Reconciliation of net loss to Adjusted EBITDA:						
Net loss	($1.9)	($3.0)	($3.6)	($1.6)	($2.3)	($1.5)
Depreciation and amortization	1.0	1.0	1.1	1.1	1.1	1.1
Interest income	(0.2)	(0.2)	(0.3)	(0.2)	(0.3)	(0.3)
Provision for income taxes	0.1	0.5	0.6	0.6	0.4	0.6
Special charges and credits	0.4	0.4	1.3	0.1	0.9	0.1
Non-cash stock-based compensation	0.4	0.4	0.4	0.4	0.3	0.3
Adjusted EBITDA	($0.2)	($0.9)	($0.5)	$0.4	$0.1	$0.3
Reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities:						
Adjusted EBITDA	($0.2)	($0.9)	($0.5)	$0.4	$0.1	$0.3
Special charges and credits	(0.4)	(0.4)	(1.3)	(0.1)	(0.9)	(0.1)
Provision for income taxes	(0.1)	(0.5)	(0.6)	(0.6)	(0.4)	(0.6)
Interest income	0.2	0.2	0.3	0.2	0.3	0.3
Loss on disposition of operating assets	0.1	0.2	-	-	-	-
Changes in other operating assets and liabilities	1.3	(1.4)	0.8	(1.8)	2.3	(0.2)
Net cash provided by (used in) operating activities	$0.9	($2.8)	($1.3)	($1.9)	$1.4	($0.3)

Non-GAAP Adjusted EBITDA (Unaudited)

EBITDA reflects our Earnings or loss Before Interest, Taxes, Depreciation and Amortization. Additionally, management uses separate "Adjusted EBITDA" calculations for purposes of determining certain employees' incentive compensation and, subject to meeting specified Adjusted EBITDA amounts, for accelerating the vesting of EBITDA-linked stock options. Adjusted EBITDA, as we define it, excludes interest, income taxes, effects of changes in accounting principles and non-cash charges such as depreciation, amortization, in-process research and development, and stock-based compensation expense. It also excludes cash and non-cash charges associated with reorganization items and special charges and credits, which represent operational restructuring charges, including asset write-offs, employee termination costs, relocation costs and lease termination costs. Adjusted EBITDA also excludes changes in operating assets and liabilities which are included in net cash used by operating activities. Our management uses Adjusted EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital. This Non-GAAP Adjusted EBITDA measure allows management to monitor cash generated from the operations of the business. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, net loss and net cash provided or used in operating activities prepared in accordance with GAAP.

About Zilog, Inc.

Founded in 1974, Zilog is a global supplier of 8, 16 and 32-bit microcontroller and microprocessor "system-on-a-chip" (SoC) solutions that allow design engineers the freedom and creativity required for continued innovation in embedded design. The company won international acclaim for designing one of the first architectures in the microprocessors and microcontrollers industry. Today, Zilog designs, develops and markets a broad portfolio of devices for embedded control and communication applications used in consumer electronics, home appliances, security systems, point of sales terminals, personal computer peripherals, as well as industrial and automotive applications. Zilog is headquartered in San Jose, California, and employs approximately 500 people worldwide with sales offices throughout Asia, Europe and North America. For more information about Zilog and its products, visit the Company's website at: http://www.zilog.com.

EZ80ACCLAIM!, CRIMZON, Zatara, Zilog, Z8, Z80, eZ80, Z8 ENCORE!, Encore!XP and Zneo are registered trademarks of Zilog, Inc. in the United States and in other countries. ARM is a registered trademark of ARM Limited in the EU and other countries. Other product and or service names mentioned herein may be trademarks of the companies with which they are associated.

Cautionary Statements

This release contains forward-looking statements (including those related to the ending of an inventory correction by one of our larger remote control customers and whether that rebound will offset the traditional decline in the consumer market during the December quarter) relating to expectations, plans or prospects for Zilog, Inc. that are based upon the current expectations and beliefs of Zilog's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, inventory levels held by our remote control customers will be impacted by their end customer demand and the timing of that demand is inherently difficult to predict. Factors which could impact the overall success of our consolidation include whether the reduction in R&D personnel will result in fewer new product introductions or slower customer responsiveness.

Design wins are defined as the projected two-year net sales for a customer's new product design for which the Company has received at least a $1,000 purchase order for its devices. Design win estimates are determined based on projections from customers and may or may not come to fruition. Whether or not Zilog achieves anticipated revenue from design wins depends on such things as how quickly the Company is able to bring design wins into production and whether or not the project in question is a commercial success. Notwithstanding changes that may occur with respect to customer matters relating to the forward-looking statements, Zilog does not expect to, and disclaims any obligation to update such statements until release of its next quarterly earnings announcement or in any other manner. Zilog, however, reserves the right to update such statement, or any portion thereof, at any time for any reason.

The financial information presented herein is unaudited and is subject to change as a result of subsequent events or adjustments, if any, arising prior to the filing of the Company's Form 10-Q for the period ended September 29, 2007.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to, the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or from the Company's website at www.Zilog.com.

Contact:
Stew Chalmers
Director Corporate Communications
(818) 681-3588
Source: Zilog, Inc. www.Zilog.com

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions except per share data)

	Three Months Ended		Six Months Ended	
	Sept. 29, 2007	Sept. 30, 2006	Sept. 29, 2007	Sept. 30, 2006
Net sales	$ 16.7	$ 21.2	$ 33.5	$ 42.2
Cost of sales	9.0	11.4	18.4	21.9
Gross margin	7.7	9.8	15.1	20.3
Gross margin %	46%	46%	45%	48%
Operating expenses:				
Research and development	3.9	5.0	8.4	10.2
Selling, general and administrative	5.1	5.8	10.2	11.8
Special charges and credits	0.4	0.9	0.8	1.0
Amortization of intangible assets	0.3	0.3	0.5	0.7
Total operating expenses	9.7	12.0	19.9	23.7
Operating loss (1)	(2.0)	(2.2)	(4.8)	(3.4)
Other income:				
Interest income	0.2	0.3	0.4	0.6
Loss before provision for income taxes	(1.8)	(1.9)	(4.4)	(2.8)
Provision for income taxes	0.1	0.4	0.6	1.0
Net loss	$ (1.9)	$ (2.3)	$ (5.0)	$ (3.8)
Basic and diluted net loss per share	$ (0.11)	$ (0.14)	$ (0.30)	$ (0.23)
Weighted-average shares used in computing basic and diluted net loss per share	16.9	16.6	16.9	16.6
(1) Includes FAS 123R stock-based compensation charges as follows:				
Research and development	$ 0.1	$ 0.1	$ 0.2	$ 0.2
Selling, general and administrative	0.3	0.3	0.6	0.5
Total stock-based compensation included in operating loss	$ 0.4	$ 0.4	$ 0.8	$ 0.7

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)

	Sept. 29, 2007		March 31, 2007	
ASSETS				
Current assets:				
Cash and cash equivalents	$	19.9	$	19.4
Accounts receivable, net		7.9		8.0
Inventories		8.7		8.5
Assets held for sale		-		3.2
Deferred tax asset		0.4		0.4
Prepaid expenses and other current assets		1.6		1.8
Total current assets		38.5		41.3
Property, plant and equipment, net		5.7		6.5
Goodwill		2.2		2.2
Intangible assets, net		3.0		3.5
Other assets		1.2		2.3
Total assets	$	50.6	$	55.8
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	6.9	$	6.1
Income taxes payable		0.5		0.6
Accrued compensation and employee benefits		2.4		2.8
Other accrued liabilities		2.2		2.9
Deferred income on shipments to distributors		6.6		7.1
Total current liabilities		18.6		19.5
Deferred tax liability		0.4		0.4
Other non-current liabilities		1.0		1.2
Total liabilities		20.0		21.1
Stockholders' equity:				
Common stock		0.2		0.2
Additional paid-in capital		125.8		124.5
Treasury stock		(7.4)		(7.2)
Other comprehensive income		(0.1)		-
Accumulated deficit		(87.9)		(82.8)
Total stockholders' equity		30.6		34.7
Total liabilities and stockholders' equity	$	50.6	$	55.8

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Three Months Ended		Six Months Ended	
	Sept. 29, 2007	**Sept. 30, 2006**	**Sept. 29, 2007**	**Sept. 30, 2006**
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$ (1.9)	$ (2.3)	$ (5.0)	$ (3.8)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation and amortization	0.7	0.8	1.5	1.5
Loss on disposition of operating assets	0.1	-	0.3	-
Non-cash stock-based compensation	0.4	0.4	0.8	0.7
Amortization of fresh-start intangible assets	0.3	0.3	0.5	0.7
Changes in operating assets and liabilities:				
Accounts receivable, net	1.2	1.6	0.1	1.8
Inventories	(0.4)	0.6	(0.2)	(1.0)
Prepaid expenses and other current and non-current assets	0.5	0.2	1.3	0.8
Accounts payable	1.0	(1.5)	0.8	(1.5)
Accrued compensation and employee benefits	(0.1)	-	(0.4)	0.5
Deferred income on shipments to distributors	(0.1)	1.1	(0.5)	1.7
Accrued and other current liabilties	(0.4)	0.1	(0.7)	(0.4)
Non-current liabilities	(0.4)	0.1	(0.4)	0.1
Net cash provided by (used in) operating activities	0.9	1.4	(1.9)	1.1
CASH FLOWS FROM INVESTING ACTIVITIES:				
Disposal of assets held for sale - MOD II property	-	(0.7)	3.2	(0.7)
Due to Mod III Preferred Series A shareholders	-	0.2	-	0.2
Capital expenditures	(0.6)	(0.9)	(0.9)	(1.5)
Net cash provided by (used in) investing activities	(0.6)	(1.4)	2.3	(2.0)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from issuance of common stock under employee stock purchase and stock option plans	0.1	0.1	0.4	0.1
Repurchase of common stock	(0.3)		(0.3)	
Net cash provided by (used in) financing activities	(0.2)	0.1	0.1	0.1
Increase (decrease) in cash and cash equivalents	0.1	0.1	0.5	(0.8)
Cash and cash equivalents at beginning of period	19.8	26.1	19.4	27.0
Cash and cash equivalents at end of period	$ 19.9	$ 26.2	$ 19.9	$ 26.2

Zilog, Inc.
SELECTED UNAUDITED TRENDED FINANCIAL INFORMATION
(Amounts in millions except percentages, selected key metrics and per share amounts)

	Three Months Ended					
	Sept. 29, 2007	June 30, 2007	March 31, 2007	Dec. 30, 2006	Sept. 30, 2006	July 1, 2006
Sales & Expenses Information:						
Net sales	$ 16.7	$ 16.8	$ 19.1	$ 20.7	$ 21.2	$ 21.0
Cost of sales	9.0	9.4	10.1	11.0	11.4	10.5
Gross margin	7.7	7.4	9.0	9.7	9.8	10.5
Gross margin %	46%	44%	47%	47%	46%	50%
Operating expenses:						
Research and development	3.9	4.5	5.1	5.2	5.0	5.2
Selling, general and administrative	5.1	5.0	5.6	5.3	5.8	6.0
Special charges and credits	0.4	0.4	1.3	0.1	0.9	0.1
Amortization of intangible assets	0.3	0.2	0.3	0.3	0.3	0.4
Total operating expenses	9.7	10.1	12.3	10.9	12.0	11.7
Operating loss	(2.0)	(2.7)	(3.3)	(1.2)	(2.2)	(1.2)
Interest income	0.2	0.2	0.3	0.2	0.3	0.3
Loss before provision for income taxes	(1.8)	(2.5)	(3.0)	(1.0)	(1.9)	(0.9)
Provision for income taxes	0.1	0.5	0.6	0.6	0.4	0.6
Net loss	$ (1.9)	$ (3.0)	$ (3.6)	$ (1.6)	$ (2.3)	$ (1.5)
Weighted average basic and diluted shares	16.9	16.9	16.8	16.7	16.6	16.6
Basic and diluted net loss per share	$ (0.11)	$ (0.18)	$ (0.21)	$ (0.10)	$ (0.14)	$ (0.09)
Sales Information:						
Net Sales - by product category						
Embedded flash microcontrollers	$ 3.9	$ 3.6	$ 3.1	$ 3.6	$ 3.7	$ 2.4
Remote control solutions	4.1	5.1	6.3	5.9	6.0	5.7
8-bit micrologic new products	8.0	8.7	9.4	9.5	9.7	8.1
32-bit ARM products	0.3	0.1	-	-	-	-
Total new products	8.3	8.8	9.4	9.5	9.7	8.1
8-bit classic products	8.4	8.0	9.7	11.2	11.5	12.9
Total net sales	$ 16.7	$ 16.8	$ 19.1	$ 20.7	$ 21.2	$ 21.0
Net Sales - by channel						
OEM	$ 6.7	$ 6.9	$ 8.7	$ 10.1	$ 8.6	$ 8.6
Distribution	10.0	9.9	10.4	10.6	12.6	12.4
Total net sales	$ 16.7	$ 16.8	$ 19.1	$ 20.7	$ 21.2	$ 21.0
Net Sales - by region						
America's	$ 4.9	$ 6.7	$ 8.4	$ 9.2	$ 8.3	$ 7.9
Asia (including Japan)	9.5	7.9	8.0	9.5	10.1	10.0
Europe	2.3	2.2	2.7	2.0	2.8	3.1
Total net sales	$ 16.7	$ 16.8	$ 19.1	$ 20.7	$ 21.2	$ 21.0
Selected Key Metrics (as defined in our Form 10-Q)						
Days sales outstanding	43	49	38	38	33	41
Net sales to inventory ratio (annualized)	7.7	8.2	9.0	8.7	9.9	9.1
Weeks of inventory at distributors	12	12	13	13	13	10
Current ratio	2.1	2.1	2.1	2.1	1.8	2.0
Other Selected Financial Metrics						
Depreciation and amortization (excluding intangibles)	$ 0.7	$ 0.8	$ 0.8	$ 0.8	$ 0.8	$ 0.7
Amortization of fresh-start intangibles	$ 0.3	$ 0.2	$ 0.3	$ 0.3	$ 0.3	$ 0.4
Special charges and credits	$ 0.4	$ 0.4	$ 2.2	$ 0.1	$ 0.9	$ 0.1
Capital expenditures	$ 0.6	$ 0.3	$ 0.3	$ 0.2	$ 0.9	$ 0.6
Cash and cash equivalents	$ 19.9	$ 19.8	$ 19.4	$ 21.0	$ 26.2	$ 26.1